Management's Discussion and Analysis of
Results of Operations and Financial Condition

For the three and six months ended
June 30, 2018

July 31, 2018

INTRODUCTION

This Management's Discussion and Analysis ("MD&A") dated July 31, 2018 is intended to supplement Hudbay Minerals Inc.'s unaudited condensed consolidated interim financial statements and related notes for the three and six months ended June 30, 2018 and 2017 (the "consolidated interim financial statements"). The consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS"), including International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).

References to “Hudbay”, the “Company”, “we”, “us”, “our” or similar terms refer to Hudbay Minerals Inc. and its direct and indirect subsidiaries as at June 30, 2018. "Hudbay Peru" refers to HudBay Peru S.A.C., our wholly-owned subsidiary which owns a 100% interest in the Constancia mine, and “Hudbay Arizona” refers to Hudbay Arizona Inc., our wholly-owned subsidiary, which indirectly owns a 92.05% interest in the Rosemont project. Readers should be aware that:

–

This MD&A contains certain “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) that are subject to risk factors set out in a cautionary note contained in our MD&A.

–

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to US issuers.

–	We use a number of non-IFRS financial performance measures in our MD&A.
–	The technical and scientific information in this MD&A has been approved by qualified persons based on a variety of assumptions and estimates.

For a discussion of each of the above matters, readers are urged to review the “Notes to Reader” discussion beginning on page 37 of this MD&A.

Additional information regarding Hudbay, including the risks related to our business and those that are reasonably likely to affect our financial statements in the future, is contained in our continuous disclosure materials, including our most recent Annual Information Form (“AIF”), consolidated financial statements and Management Information Circular available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

As of January 1, 2018 we have adopted IFRS 9, Financial Instruments (“IFRS 9”) and IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). The Group applied this amendment retrospectively. Changes to previously reported balances are disclosed in Note 4(c) of the consolidated interim financial statements. Disclosures in this MD&A are restated for the impacts of these accounting changes.

All amounts are in US dollars unless otherwise noted.

OUR BUSINESS

We are an integrated mining company primarily producing copper concentrate (containing copper, gold and silver), zinc concentrate and zinc metal. With assets in North and South America, we are focused on the discovery, production and marketing of base and precious metals. Directly and through our subsidiaries, we own four polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru), and a copper project in Arizona (United States). Our growth strategy is focused on the exploration and development of properties we already control, as well as other mineral assets we may acquire that fit our strategic criteria. Our vision is to be a responsible, top-tier operator of long-life, low-cost mines in the Americas. Our mission is to create sustainable value through the acquisition, development and operation of high-quality, long-life deposits with exploration potential in jurisdictions that support responsible mining, and to see the regions and communities in which we operate benefit from our presence. We are governed by the Canada Business Corporations Act and our shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima.

SUMMARY

Net profit and earnings per share in the second quarter of 2018 were $24.7 million and $0.09, respectively, compared to a net profit and earnings per share of $19.1 million and $0.08, respectively, in the second quarter of 2017.

In the second quarter of 2018, cash generated from operating activities was $97.0 million, down from $131.9 million in the same period of 2017 due to non-cash working capital changes. Operating cash flow before change in non-cash working capital increased to $131.6 million in the second quarter of 2018 from $124.1 million in the same quarter of 2017. The increase in operating cash flow is the result of higher realized prices for copper, zinc and precious metals, partially offset by decreases in the sales volumes of copper, zinc and silver and higher mine operating costs.

Net profit and earnings per share in the second quarter of 2018 were affected by, among other things, the following items:

(in $ millions, except per share amounts)	Pre-tax	After-tax	Per share
	gain (loss)	gain (loss)	gain (loss)
Foreign exchange gain	5.7	5.3	0.02
Mark-to-market adjustments of various items	4.7	3.3	0.01
Non-cash deferred tax adjustments	-	(7.3)	(0.03)

Compared to the same quarter in 2017, production of copper-equivalent contained metal in concentrate in the second quarter of 2018 decreased by 6.7% as a result of lower production of copper and zinc, partially offset by higher production of precious metals.

In the second quarter of 2018, consolidated cash cost per pound of copper produced, net of by-product credits, was $0.96, an increase compared to $0.85 in the same period last year1. The increase is mainly due to increased operating costs in our Peru and Manitoba business units and reduced copper production, partially offset by higher by-product credits realized. Incorporating sustaining capital, capitalized exploration, royalties and corporate selling and administrative expenses, consolidated all-in sustaining cash cost per pound of copper produced, net of byproduct credits, in the second quarter of 2018 was $1.48, down slightly from $1.49 in the second quarter of 20171, as higher cash costs were offset by reduced sustaining capital spending.

Net debt2 declined by $49.2 million from the first quarter to $536.2 million at June 30, 2018, as a result of positive cash flow from our operations. At June 30, 2018, total liquidity, including cash and available credit facilities, was $859.2 million, up from $810.0 million at March 31, 2018.

Based on results to date, we are on track to meet production and capital expenditure guidance expectations, as well as Peru combined unit operating cost guidance. As a result of a number of factors including cold weather in the first quarter, costs at the 777 mine and the impact of a fan outage at the Lalor mine, Manitoba combined mine/mill unit operating costs are expected to be between C$125 and C$135 per tonne in 2018.

[1]

Cash cost and sustaining cash cost per pound of copper produced, net of by-product credits, and net debt are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under "Non-IFRS Financial Reporting Measures" beginning on page 29 of this MD&A.

[2]

Net debt is a non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see discussion under "Non-IFRS Financial Reporting Measures" beginning on page 29 of this MD&A.

[1]	Production on a copper equivalent basis is calculated by converting contained metal in concentrate produced at average LME prices.

KEY FINANCIAL RESULTS

Financial Condition
(in $ thousands)	Jun. 30, 2018	Dec. 31, 2017
		(Restated)
Cash and cash equivalents	439,576	356,499
Total long-term debt	975,816	979,575
Net debt [1]	536,240	623,076
Working capital	400,926	251,388
Total assets	4,691,762	4,728,016
Equity	2,168,184	2,112,345

[1]

Net debt is a non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see discussion under "Non-IFRS Financial Reporting Measures" beginning on page 29 of this MD&A.

Financial Performance	Three months ended		Six months ended
(in $ thousands, except per share amounts)	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
	2018	2017	2018	2017
Revenue	371,288	336,033	757,944	597,799
Cost of sales	278,827	248,047	544,712	453,168
Profit before tax	49,797	34,935	122,900	39,573
Profit	24,673	19,137	66,118	9,108
Basic and diluted earnings per share	0.09	0.08	0.25	0.04
Operating cash flow before change in non-cash working capital	131,635	124,118	263,428	204,718

KEY PRODUCTION RESULTS

	Three months ended			Three months ended
	Jun. 30, 2018			Jun. 30, 2017
	Peru	Manitoba	Total	Peru	Manitoba	Total

Contained metal in concentrate produced[1]
Copper	26,818	10,807	37,625	29,798	11,044	40,842
Gold	5,190	27,290	32,480	3,802	22,862	26,664
Silver	596,570	355,091	951,661	546,295	264,051	810,346
Zinc	-	33,170	33,170	-	34,896	34,896
Payable metal sold
Copper	25,409	10,062	35,471	28,482	10,767	39,249
Gold	3,764	25,932	29,696	3,445	22,006	25,451
Silver	438,532	250,952	689,484	558,617	232,090	790,707
Zinc [2]	-	28,168	28,168	-	29,424	29,424

Cash cost [3]	1.64	(0.71)	0.96	1.24	(0.18)	0.85

Sustaining cash cost [3]	1.82	0.38		1.82	0.38

All-in sustaining cash cost[2]			1.48			1.49

		Six months ended			Six months ended
		Jun. 30, 2018			Jun. 30, 2017
		Peru	Manitoba	Total	Peru	Manitoba	Total

Contained metal in concentrate produced[1]
Copper	tonnes	58,369	18,462	76,831	57,009	18,564	75,573
Gold	oz	10,608	52,965	63,573	7,737	39,650	47,387
Silver	oz	1,242,456	686,343	1,928,799	1,085,830	462,411	1,548,241
Zinc	tonnes	-	61,952	61,952	-	65,466	65,466
Payable metal sold
Copper	tonnes	54,977	17,000	71,977	47,047	18,617	65,664
Gold	oz	8,671	47,082	55,753	4,919	46,001	50,920
Silver	oz	1,034,162	541,778	1,575,940	941,880	525,392	1,467,272
Zinc [2]	tonnes	-	53,620	53,620	-	56,256	56,256

Cash cost [3]	$/lb	1.46	(0.58)	0.97	1.27	(0.37)	0.86

Sustaining cash cost [3]	$/lb	1.63	0.65		1.72	0.34

All-in sustaining cash cost[2]	$/lb			1.47			1.48

[1]	Metal reported in concentrate is prior to deductions associated with smelter contract terms.
[2]	Includes refined zinc metal sold and payable zinc in concentrate sold.
[3]

Cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under "Non-IFRS Financial Reporting Measures" beginning on page 29 of this MD&A.

RECENT DEVELOPMENTS

Rosemont Developments

Work continues with the U.S. Forest Service on the draft Mine Plan of Operations, which is progressing as planned. The remaining key federal permit outstanding is the Section 404 Water Permit from the U.S. Army Corps of Engineers.

Credit Facility Extension & Amendments

On June 15, 2018 we entered into amendments to our senior credit facilities to extend the maturity date by one year to July 14, 2022 from July 14, 2021 and to incorporate various amendments to the terms and conditions of the facilities to provide us with greater flexibility. The two facilities have substantially similar terms and conditions and continue to provide revolving credit to a maximum amount of up to $550 million.

Dividend Declared

A semi annual dividend of C$0.01 per share was declared on July 31, 2018. The dividend will be paid on September 28, 2018 to shareholders of record as of September 7, 2018.

CONSTANCIA OPERATIONS REVIEW

		Three months ended		Six months ended		Guidance
		Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,	Annual
		2018	2017	2018	2017	2018

Ore mined[1]	tonnes	8,744,200	7,337,531	18,233,969	14,550,731
Copper	%	0.47	0.55	0.49	0.55
Gold	g/tonne	0.05	0.04	0.05	0.04
Silver	g/tonne	4.03	3.81	4.11	3.92

Ore milled	tonnes	7,726,606	6,931,690	15,577,775	13,249,299
Copper	%	0.44	0.53	0.47	0.54
Gold	g/tonne	0.05	0.04	0.05	0.04
Silver	g/tonne	3.92	3.91	4.01	4.08
Copper concentrate	tonnes	113,738	118,586	242,286	227,122
Concentrate grade	% Cu	23.58	25.13	24.09	25.10

Copper recovery	%	79.7	80.6	80.3	80.4
Gold recovery	%	44.8	44.8	44.9	44.7
Silver recovery	%	61.2	62.6	61.9	62.4

Combined unit operating costs [2]	$/tonne	10.33	8.99	9.62	9.09	7.50 - 9.20

[1]	Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled.
[2]	Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.

Ore mined at our Constancia mine during the second quarter of 2018 increased by 19% compared to the same period in 2017 in line with improved mill availability. Milled copper grades in the second quarter were approximately 17% lower than the same period in 2017 as we entered lower grade phases of the mine plan. Mill throughput improved 11% compared to the same period in 2017 due to increased plant availability as well as plant optimization initiatives during the second quarter of 2018.

Recoveries of copper and silver were slightly lower in the second quarter of 2018, compared to the same period in 2017, while gold recoveries remain unchanged over the same period. We are implementing several metallurgical initiatives with the intention of increasing copper recoveries as anticipated in the recently filed 2018 Technical Report for Constancia.

Combined mine, mill and G&A unit operating costs in the second quarter of 2018 were 15% higher than the same period in 2017. The higher combined unit operating costs are due to higher costs for diesel, steel and power and a decrease in capitalized stripping, partially offset by higher mill throughput. Combined unit operating costs for the first half of 2018 include accruals for signing bonuses for the three-year collective bargaining agreement agreed to earlier in 2018, as well as costs associated with the scheduled plant maintenance outage in May 2018, which was significantly broader in scope than the planned maintenance in the fourth quarter of 2018. Accordingly, combined unit operating costs in the second half of 2018 are expected to be lower than the first half, with full year combined unit operating costs expected to be in line with the guidance range for 2018.

The year to date production variances were driven by the same factors as the second quarter variances versus prior year.

		Three months ended		Six months ended		Guidance
Contained metal in		Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,	Annual
concentrate produced		2018	2017	2018	2017	2018
Copper	tonnes	26,818	29,798	58,369	57,009	95,000 - 115,000
Gold	oz	5,190	3,802	10,608	7,737
Silver	oz	596,570	546,295	1,242,456	1,085,830
Precious metals[1]	oz	13,712	11,606	28,357	23,249	50,000 - 70,000[2]

[1]	Precious metals production includes gold and silver production on a gold-equivalent basis. Silver is converted to gold at a ratio of 70:1.
[2]	Initial 2018 guidance for Constancia precious metals production was 65,000 to 85,000 ounces.

Production of copper during the second quarter of 2018 was lower than the same period in 2017 due to an expected decline in mined grades in accordance with the mine plan, which was partially offset by higher mill throughput. Production for the first half of 2018 for all commodities increased compared to the same period in 2017 due to improved mill throughput offset in part by lower copper grades.

Production results to date are on track to meet 2018 Constancia production guidance.

Copper equivalent production in the past two quarters has declined due to lower copper mine grades, in accordance with the mine plan.

Peru Cash Cost and Sustaining Cash Cost

			Three months ended		Six months ended
			Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
			2018	2017	2018	2017
Cash cost per pound of copper produced, net of by-product credits [1]	$	/lb	1.64	1.24	1.46	1.27

Sustaining cash cost per pound of copper produced, net of by-product credits [1]	$	/lb	1.82	1.82	1.63	1.72

[1]

Cash cost and sustaining cash costs per pound of copper produced, net of by-product credits, are not recognized under IFRS. For more detail on these non-IFRS financial performance measures, please see the discussion under "Non-IFRS Financial Performance Measures" beginning on page 29 of this MD&A.

Cash cost per pound of copper produced, net of by-product credits, for the three and six months ended June 30, 2018 was $1.64 and $1.46, increasing by 32% and 15%, respectively, from the same period in 2017. The increases are mainly as a result of higher consumable costs and lower capitalized stripping.

Sustaining cash cost per pound of copper produced, net of by-product credits, for the three and six months ended June 30, 2018 was $1.82 and $1.63, remaining consistent and decreasing by 5%, respectively, from the same period in 2017, as a result of reduced sustaining capital in heavy civil works that offsets the factors noted above.

Metal Sold

		Three months ended		Six months ended
		Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
		2018	2017	2018	2017
Payable metal in concentrate
Copper	tonnes	25,409	28,482	54,977	47,047
Gold	oz	3,764	3,445	8,671	4,919
Silver	oz	438,532	558,617	1,034,162	941,880

MANITOBA OPERATIONS REVIEW

Mines

		Three months ended		Six months ended
		Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
		2018	2017	2018	2017
777
Ore	tonnes	213,134	287,884	471,520	576,248
Copper	%	1.55	1.70	1.37	1.61
Zinc	%	5.09	5.06	4.96	4.81
Gold	g/tonne	1.99	2.10	2.04	1.93
Silver	g/tonne	31.18	24.65	30.60	22.90

Lalor
Ore	tonnes	339,064	337,387	661,618	617,005
Copper	%	0.81	0.65	0.74	0.60
Zinc	%	6.30	7.88	5.99	7.98
Gold	g/tonne	2.30	1.82	2.18	1.68
Silver	g/tonne	26.79	21.44	27.01	20.75

Reed [1]
Ore	tonnes	142,132	121,114	264,441	240,648
Copper	%	3.25	4.12	3.39	3.55
Zinc	%	0.75	0.41	0.84	0.54
Gold	g/tonne	0.79	0.47	0.75	0.45
Silver	g/tonne	8.34	6.20	8.84	5.92

Total Mines
Ore	tonnes	694,330	746,385	1,397,579	1,433,901
Copper	%	1.54	1.62	1.45	1.50
Zinc	%	4.79	5.58	4.67	5.46
Gold	g/tonne	1.89	1.71	1.86	1.58
Silver	g/tonne	24.36	20.21	24.78	19.12

[1]	Includes 100% of Reed mine production.

		Three months ended		Six months ended
		Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
Unit Operating Costs[1]		2018	2017	2018	2017
Mines
777	C$/tonne	85.36	59.65	82.53	59.33
Lalor	C$/tonne	86.35	77.50	86.56	80.17
Reed	C$/tonne	67.48	59.76	79.11	57.08
Total Mines	C$/tonne	83.14	68.15	84.07	68.49

[1]	Reflects costs per tonne of ore mined.

Ore mined at our Manitoba operations during the second quarter of 2018 decreased by 7% compared to the same period in 2017. Increased production at our Reed mine was offset by decreased production at our 777 mine. Overall, gold and silver grades were 11% and 21% higher, respectively, while copper and zinc grades were 5% and 14% lower, respectively, in the second quarter of 2018 compared to the same period of 2017. Grade variances were due to planned stope sequencing. Unit operating costs for all Manitoba mines for the second quarter of 2018 increased by 22% compared to the same period in 2017 for the reasons described below.

Ore mined at Lalor was consistent with the same period last year. Production ramp-up is underway as the mine transitions to higher copper and gold grades with lower zinc as outlined in the life of mine plan. Higher unit operating costs reflect increased cement rock filling, extensive cable bolting, as well as continued operating and capital development that are required to increase Lalor’s production rate. A failure of one of two main exhaust fans in June has reduced the overall mine air to 65% of planned ventilation requirements, which has created operating restrictions underground that are impacting daily production and delaying the ramp-up to 4,500 tonnes per day. Repairs to the fan are expected to be complete in August. While critical development required for future production is continuing, the mine is producing ore at a rate of approximately 3,000 tonnes per day due to the ventilation restrictions. The construction of the Lalor paste plant was completed in May, and pouring of the paste commenced in June, which is expected to improve stope cycle times and allow greater flexibility in the mine planning and sequencing.

Reed mine delivered consistent higher production as the mine finished development in late April and focused on mucking stopes from Zone 10 at depth. Development costs are not being capitalized with the pending closure of the mine, resulting in higher unit operating costs compared to prior periods. Ore production at Reed was substantially complete at the end of July, as planned.

Ore mined at 777 declined as ground conditions warranted rehabilitation of headings and a more conservative stope sequence in order to adapt to more challenging operating conditions as the mine ages. Higher 777 unit operating costs were driven by higher mobile and fixed infrastructure maintenance costs and ground rehabilitation work completed in the quarter, together with the impact of lower production. Low availability of scoops and trucks negatively impacted production in the quarter and the mine is focusing on repairs to improve availability of equipment.

Year-to-date ore mined at our Manitoba operations was 3% lower than the same period in 2017 as a result of lower production at our 777 mine, partially offset by higher production at our Reed and Lalor mines. Year-to-date copper and zinc grades in 2018 were lower than the same period in 2017 by 3% and 14%, respectively, while gold and silver grades were 18% and 30% higher, respectively, which is in line with mine plan expectations. Year-to-date total mine unit costs were 23% higher than the same period in 2017 as a result of the same factors that impacted second quarter total mine unit costs. Lalor unit costs are expected to be elevated in the third quarter of 2018 due to reduced production and costs arising from the exhaust fan failure.

Processing Facilities

		Three months ended		Six months ended
		Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
		2018	2017	2018	2017
Flin Flon Concentrator
Ore	tonnes	439,327	436,188	830,954	810,082
Copper	%	2.14	2.37	1.95	2.15
Zinc	%	3.61	3.70	3.87	3.58
Gold	g/tonne	1.66	1.62	1.71	1.50
Silver	g/tonne	22.25	19.12	23.33	17.98

Copper concentrate	tonnes	38,384	39,354	65,560	66,791
Concentrate grade	% Cu	22.82	24.19	22.86	23.92

Zinc concentrate	tonnes	27,371	27,415	55,179	48,953
Concentrate grade	% Zn	49.55	50.68	49.56	51.04

Copper recovery	%	93.3	92.1	92.7	91.8
Zinc recovery	%	85.6	86.1	85.2	86.1
Gold recovery	%	65.3	59.9	65.0	59.7
Silver recovery	%	63.4	56.8	61.1	55.3

Contained metal in concentrate produced
Copper	tonnes	8,760	9,518	14,986	15,976
Zinc	tonnes	13,563	13,895	27,347	24,987
Precious metals[1]	oz	18,131	15,778	35,069	27,038

Stall Concentrator
Ore	tonnes	318,275	290,301	595,017	553,453
Copper	%	0.76	0.64	0.69	0.58
Zinc	%	6.56	7.88	6.23	7.93
Gold	g/tonne	2.14	1.80	2.11	1.66
Silver	g/tonne	26.35	21.14	26.99	20.52

Copper concentrate	tonnes	9,733	7,083	17,442	12,856
Concentrate grade	% Cu	21.03	21.54	19.93	20.13

Zinc concentrate	tonnes	38,356	40,362	67,759	77,724
Concentrate grade	% Zn	51.12	52.03	51.07	52.08

Copper recovery	%	84.5	81.6	84.8	80.5
Zinc recovery	%	94.0	91.8	93.4	92.3
Gold recovery	%	54.8	55.3	57.9	55.2
Silver recovery	%	57.8	56.7	59.1	55.7

Contained metal in concentrate produced
Copper	tonnes	2,047	1,526	3,476	2,588
Zinc	tonnes	19,607	21,001	34,605	40,479
Precious metals[1]	oz	14,232	10,856	27,701	19,218

[1]	Precious metals production includes gold and silver production on a gold-equivalent basis. Silver is converted to gold at a ratio of 70:1.

		Three months ended		Six months ended		Guidance
		Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,	Annual
Unit Operating Costs [1]		2018	2017	2018	2017	2018
Concentrators
Flin Flon	C$/tonne	19.99	17.57	21.38	19.21
Stall	C$/tonne	25.44	26.60	26.33	31.08
Combined mine/mill unit operating costs [2]
Manitoba	C$/tonne	120.04	109.11	128.56	113.88	125 - 135[3]

[1]	Reflects costs per tonne of milled ore.
[2]	Reflects combined mine, mill and G&A costs per tonne of milled ore. Includes the cost of ore purchased from our joint venture partner at Reed mine.
[3]	Initial 2018 guidance for Manitoba unit operating costs was C$110 - 123 per tonne.

Ore processed in Flin Flon in the second quarter of 2018 was consistent with the same period in 2017. Lower production at our 777 mine was offset by the transfer of excess Lalor ore to the Flin Flon concentrator and higher-than-expected ore output from the Reed mine. Copper and zinc recoveries in the second quarter of 2018 were consistent with the same period in 2017 while gold and silver recoveries were 9% and 12% higher, respectively, due to higher head grades. Unit operating costs at the Flin Flon concentrator were 14% higher in the second quarter of 2018 compared to the same period in 2017 as a result of higher maintenance expenditures. Ore processed was 10% higher and copper recoveries were 4% higher at the Stall concentrator in the second quarter of 2018 compared with the same period in 2017, due to ongoing operational and maintenance improvements and better metallurgical understanding of the Lalor ore. Unit operating costs at the Stall concentrator were 4% lower in the second quarter of 2018 compared to the same period in 2017 as a result of the increased throughput.

Ore processed year-to-date in 2018 in Flin Flon was 3% higher than the same period in 2017 as a result of the processing of excess Lalor ore in Flin Flon. Year-to-date recoveries of copper and zinc were generally consistent with the same period in 2017, while gold and silver recoveries were 9% and 10% higher, respectively, compared to 2017. Year-to-date unit operating costs at the Flin Flon concentrator were 11% higher than the same period in 2017 as a result of higher maintenance and material handling costs in the first half of 2018. Ore processed year-to-date in 2018 at the Stall concentrator was 8% higher, and recoveries for copper, gold and silver were higher than the same period in 2017 while zinc was consistent. Year-to-date unit operating costs at the Stall concentrator were 15% lower than the same period in 2017 as a result of higher production.

Manitoba combined mine, mill and G&A unit operating costs in the second quarter and year-to-date in 2018 were 10% and 13% higher, respectively, than in the same periods in 2017 due mainly to higher 777 and Lalor mining costs, Flin Flon mill maintenance and ore rehandling costs. Lalor costs will continue to be affected by additional costs to truck Lalor ore to the Flin Flon mill.

As a result of a number of factors described above including cold weather in the first quarter, costs at the 777 mine and the impact of a fan outage at the Lalor mine, Manitoba combined mine/mill unit operating costs are expected to be between C$125 and C$135 per tonne in 2018, with higher costs during the third quarter of 2018 while Lalor exhaust fan repairs are completed.

		Three months ended		Six months ended		Guidance[1]
Manitoba contained metal in		Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,	Annual
concentrate produced [1,2]		2018	2017	2018	2017	2018
Copper	tonnes	10,807	11,044	18,462	18,564	27,500 - 32,500
Gold	oz	27,290	22,862	52,965	39,650
Silver	oz	355,091	264,051	686,343	462,411
Zinc	tonnes	33,170	34,896	61,952	65,466	105,000 - 130,000

Precious metals[3]	oz	32,363	26,634	62,770	46,256	120,000 - 145,000

[1]	Includes 100% of Reed mine production.
[2]	Metal reported in concentrate is prior to deductions associated with smelter terms.
[3]	Precious metals production includes gold and silver production on a gold-equivalent basis. Silver is converted to gold at a ratio of 70:1.

In the second quarter of 2018, copper production was comparable to the same period in 2017, while production of gold and silver was 19% and 34% higher, respectively. Zinc production was 5% lower compared to the same period in 2017 as a result of lower grades at Lalor, in line with the mine plan.

Production of all metals is expected to be within full year guidance.

Zinc Plant

		Three months ended		Six months ended		Guidance
		Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,	Annual
Zinc Production		2018	2017	2018	2017	2018

Zinc Concentrate Treated
Domestic	tonnes	53,865	53,026	108,273	110,161

Refined Metal Produced
Domestic	tonnes	25,520	25,476	50,851	54,294	110,000 - 115,000

		Three months ended		Six months ended		Guidance
		Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,	Annual
Unit Operating Costs		2018	2017	2018	2017	2018
Zinc Plant [1]	C$/lb	0.49	0.44	0.50	0.42	0.40 - 0.50

[1]	Zinc unit operating costs include G&A costs.

Production of cast zinc in the second quarter of 2018 was consistent with the same period in 2017 and operating costs per pound of zinc metal produced were 11% higher as a result of higher costs due to a maintenance shutdown during the second quarter of 2018 and general inflationary increases in utilities, material, and labour costs. Operating costs per pound of zinc metal produced were 19% higher compared to the same period year-to-date in 2017 for the reasons stated above. Refined zinc metal production and zinc plant unit operating costs are expected to be within guidance ranges for 2018.

Manitoba Cash Cost and Sustaining Cash Cost

		Three months ended		Six months ended
		Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
		2018	2017	2018	2017
Cost per pound of copper produced

Cash cost per pound of copper produced, net of by-product credits [1]	$/lb	(0.71)	(0.18)	(0.58)	(0.37)

Sustaining cash cost per pound of copper produced, net of by-product credits [1]	$/lb	0.38	0.38	0.65	0.34

Cost per pound of zinc produced

Cash cost per pound of zinc produced, net of by-product credits [1]	$/lb	0.11	0.21	0.36	0.25

Sustaining cash cost per pound of zinc produced, net of by-product credits [1]	$/lb	0.46	0.39	0.73	0.45

[1]

Cash cost and sustaining cash cost per pound of copper & zinc produced, net of by-product credits, are not recognized under IFRS. For more detail on this non-IFRS financial performance measure, please see the discussion under "Non-IFRS Financial Performance Measures" beginning on page 29 of this MD&A.

In Manitoba, cash cost per pound of copper produced, net of by-product credits, in the second quarter of 2018 was negative $0.71 per pound of copper produced. This was lower compared to the same period in 2017, primarily as a result of significantly increased zinc by-product credits, partially offset by the factors affecting unit operating costs described above.

Sustaining cash cost per pound of copper produced, net of by-product credits, in the second quarter of 2018 was $0.38, which is consistent with the prior year period as the lower cash cost was offset by higher planned sustaining capital expenditures. Sustaining cash costs increased by $0.31 year-to-date, compared to the same period as prior year, as a result of planned increased sustaining and exploration capital spending.

Cash cost and sustaining cash cost per pound of zinc produced, net of by-product credits, in the second quarter of 2018 were lower and higher, respectively, compared to the same period last year as a result of the same cost factors and capital spending described above, with decreased zinc production.

Metal Sold

		Three months ended		Six months ended
		Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
		2018	2017	2018	2017
Payable metal in concentrate
Copper	tonnes	10,062	10,767	17,000	18,617
Gold	oz	25,932	22,006	47,082	46,001
Silver	oz	250,952	232,090	541,778	525,392
Zinc	tonnes	975	1,760	2,675	1,760

Refined zinc	tonnes	27,193	27,664	50,945	54,496

FINANCIAL REVIEW

Financial Results

In the second quarter of 2018, we recorded a profit of $24.7 million compared to a profit of $19.1 million for the same period in 2017, an increase in profit of $5.6 million.

Year-to-date in 2018, we recorded a profit of $66.1 million compared to a profit of $9.1 million in the same period in 2017, an increase in profit of $57.0 million.

The following table provides further details on these variances:

	Three months ended	Six months ended
(in $ millions)	Jun. 30, 2018	Jun. 30, 2018
Increase (decrease) in components of profit or loss:
Revenues	35.3	160.1
Cost of sales
Mine operating costs	(24.9)	(67.7)
Depreciation and amortization	(5.8)	(23.8)
Net Finance expense	14.7	32.9
Other	(4.4)	(18.2)
Tax	(9.3)	(26.3)

Increase in profit in 2018 compared to 2017	5.6	57.0

Revenue

Revenue for the second quarter of 2018 was $371.3 million, $35.3 million higher than the same period in 2017, primarily as a result of higher metal prices for all commodities, and higher gold sales volumes, partially offset by lower copper, zinc and silver sales volumes.

Year-to-date revenue was $757.9 million, $160.1 million higher than the same period in 2017, due to significantly higher realized sales prices for all commodities and higher copper and precious metals sales volumes, partially offset by lower zinc sales volumes.

	Three months ended	Six months ended
(in $ millions)	Jun. 30, 2018	Jun. 30, 2018
Metals prices[1]
Higher copper prices	39.7	82.4
Higher zinc prices	14.3	31.6
Higher gold prices	6.3	10.9
Higher silver prices	1.1	4.2

Sales volumes
(Lower) higher copper sales volumes	(21.6)	37.6
Lower zinc sales volumes	(3.5)	(7.5)
Higher gold sales volumes	5.1	4.8
(Lower) higher silver sales volumes	(3.1)	2.8

Other
Derivative mark-to-market decrease	(1.5)	(1.7)
Other volume and pricing differences	(5.3)	(3.5)
Effect of lower (higher) treatment and refining charges	3.8	(1.5)

Increase in revenue in 2018 compared to 2017	35.3	160.1

[1]	See discussion below for further information regarding metals prices.

Our revenue by significant product type is summarized below:

	Three months ended		Six months ended
	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
(in $ millions)	2018	2017	2018	2017
Copper	242.8	224.2	499.6	382.1
Zinc	93.3	81.8	184.2	159.1
Gold	41.6	33.3	78.2	68.8
Silver	19.0	20.2	41.2	37.2
Other	1.5	6.1	5.7	7.3
Gross revenue	398.2	365.6	808.9	654.5
Adjustments to initial estimate[1]	(4.6)	(3.5)	(4.6)	(11.8)
Treatment and refining charges	(22.3)	(26.1)	(46.4)	(44.9)

Revenue	371.3	336.0	757.9	597.8

[1]

Adjustments to initial estimate represents mark-to-market adjustments on provisionally prices sales, realized and unrealized changes to fair value for non-hedge derivative contracts and adjustments to originally invoiced weights and assays.

Realized sales prices

This measure is intended to enable management and investors to understand the average realized price of metals sold to third parties in each reporting period. The average realized price per unit sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

For sales of copper, gold and silver we may enter into non-hedge derivatives (“QP hedges”) which are intended to manage the provisional pricing risk arising from quotational period terms in concentrate sales agreements. The QP hedges are not removed from the calculation of realized prices. We expect that gains and losses on QP hedges will offset provisional pricing adjustments on concentrate sales contracts.

Our realized prices for the second quarter and year-to-date in 2018 and 2017, respectively, are summarized below:

			Realized prices[1] for the			Realized prices[1] for the
			Three months ended			Six months ended
		LME QTD	Jun. 30,	Jun. 30,	LME YTD	Jun. 30,	Jun. 30,
		2018[2]	2018	2017 [3]	2018[2]	2018	2017 [3]
Prices
Copper	$/lb	3.12	3.08	2.58	3.14	3.12	2.59
Zinc[4]	$/lb	1.41	1.50	1.27	1.48	1.56	1.29
Gold[5]	$/oz		1,404	1,223		1,375	1,265
Silver[5]	$/oz		25.81	26.12		27.58	25.15

[1]

Realized prices exclude refining and treatment charges and are on the sale of finished metal or metal in concentrate. Realized prices include the effect of provisional pricing adjustments on prior period sales.

[2]	London Metal Exchange average for copper and zinc prices.
[3]	Gold and Silver realized prices for 2017 have been restated due to IFRS 15 impacts. Please refer to note 4 of the financial statements for further information.
[4]

Sales of gold and silver from our 777 and Constancia mines are subject to our precious metals stream agreement with Wheaton Precious Metals, pursuant to which we recognize deferred revenue for precious metals deliveries and also receive cash payments. Stream sales are included within realized prices and their respective deferred revenue and cash payment rates can be found on page 21.

The following table provides a reconciliation of average realized price per unit sold, by metal, to revenues as shown in the consolidated financial statements:

	Three months ended June 30, 2018
(in $ millions) [1]	Copper	Zinc	Gold	Silver	Other	Total
Revenue per financial statements	242.8	93.3	41.6	19.0	1.5	398.2
Adjustments to initial estimate[2]	(1.7)	(1.7)	0.1	(1.2)	(0.1)	(4.6)
Derivative mark-to-market and Other[3]	-	1.3	-	-	-	1.3
Revenue, excluding mark-to-market on non-QP hedges	241.1	92.9	41.7	17.8	1.4	394.9
Payable metal in concentrate sold [4]	35,471	28,168	29,696	689,484	-	-
Realized price [5,6]	6,798	3,299	1,404	25.81	-	-
Realized price [7]	3.08	1.50	-	-	-	-
	Six months ended June 30, 2018
(in $ millions) [1]	Copper	Zinc	Gold	Silver	Other	Total
Revenue per financial statements	499.6	184.2	78.2	41.2	5.7	808.9
Adjustments to initial estimate[2]	(4.7)	(1.3)	-	0.8	0.6	(4.6)
Derivative mark-to-market and Other[3]	-	1.8	(1.6)	1.4	-	1.6
Revenue, excluding mark-to-market on non-QP hedges	494.9	184.7	76.6	43.4	6.3	805.9
Payable metal in concentrate sold [4]	71,977	53,620	55,753	1,575,940	-	-
Realized price [5,6]	6,875	3,444	1,375	27.58	-	-
Realized price [7]	3.12	1.56	-	-	-	-
	Three months ended June 30, 2017
(in $ millions) [1]	Copper	Zinc	Gold	Silver	Other	Total
Revenue per financial statements	224.2	81.8	33.3	20.2	6.1	365.6
Adjustments to initial estimate[2]	(1.2)	0.4	(2.2)	0.5	(1.0)	(3.5)
Derivative mark-to-market and Other[3]	-	(0.2)	-	-	-	(0.2)
Revenue, excluding mark-to-market on non-QP hedges	223.0	82.0	31.1	20.7	5.1	361.9
Payable metal in concentrate sold [4]	39,249	29,424	25,451	790,707	-	-
Realized price [5,6]	5,682	2,790	1,223	26.12	-	-
Realized price [7]	2.58	1.27	-	-	-	-
	Six months ended June 30, 2017
(in $ millions) [1]	Copper	Zinc	Gold	Silver	Other	Total
Revenue per financial statements	382.1	159.1	68.8	37.2	7.3	654.5
Adjustments to initial estimate[2]	(7.1)	1.0	(4.4)	(0.3)	(1.0)	(11.8)
Derivative mark-to-market and Other[3]	-	0.1	-	-	-	0.1
Revenue, excluding mark-to-market on non-QP hedges	375.0	160.2	64.4	36.9	6.3	642.8
Payable metal in concentrate sold [4]	65,664	56,256	50,920	1,467,272	-	-
Realized price [5,6]	5,711	2,848	1,265	25.15	-	-
Realized price [7]	2.59	1.29	-	-	-	-

[1]	Average realized price per unit sold may not calculate based on amounts presented in this table due to rounding.
[2]

Adjustments to initial estimate not derived from contracts represents mark-to-market adjustments on provisionally priced sales, realized and unrealized changes to fair value for non-hedge derivative contracts and adjustments to originally invoiced weights and assays.

[3]	Derivative mark-to-market excludes mark-to-market on QP hedges.
[4]	Copper and zinc shown in metric tonnes and gold and silver shown in ounces.
[5]	Realized price for copper and zinc in $/metric tonne and realized price for gold and silver in $/oz.
[6]	Gold and Silver realized prices for 2017 have been restated due to IFRS 15 impacts. Please refer to note 4 of the financial statements for further information.
[7]	Realized price for copper and zinc in $/lb.

The price, quantity and mix of metals sold affect our revenue, operating cash flow and profit. Revenue from metals sales can vary from quarter to quarter due to production levels, shipping volumes and the timing of the transfer of control to customers.

Stream Sales

The following table shows stream sales included within realized prices and their respective deferred revenue and cash payment rates:

		Three months ended		Six months ended
		Jun. 30, 2018		Jun. 30, 2018
		Manitoba	Peru	Manitoba	Peru
Gold	oz	3,812	2,172	8,944	5,419
Silver	oz	69,565	409,802	222,471	984,194

Gold deferred revenue drawdown rate[1]	$/oz	1,265	967	1,279	967
Gold cash rate [2]	$/oz	412	400	412	400

Silver deferred revenue drawdown rate[1]	$/oz	24.60	21.79	24.84	21.79
Silver cash rate [2]	$/oz	6.08	5.90	6.08	5.90

		Three months ended		Six months ended
		Jun. 30, 2017		Jun. 30, 2017
		Manitoba	Peru	Manitoba	Peru
Gold	oz	6,321	2,623	12,607	4,671
Silver	oz	124,757	558,617	266,863	941,880

Gold deferred revenue drawdown rate[1]	$/oz	1,220	1,013	1,250	1,013
Gold cash rate [2]	$/oz	408	400	408	400

Silver deferred revenue drawdown rate[1]	$/oz	23.89	21.53	23.86	21.53
Silver cash rate [2]	$/oz	6.02	5.90	6.02	5.90

[1]

Deferred revenue amortization is recorded in Manitoba at C$1,635/oz and C$31.88/oz for gold and silver, respectively, and converted to US dollars at the exchange rate in effect at the time of revenue recognition.

[2]

The gold and silver cash rate for Manitoba increased by 1% from $400/oz and $5.90/oz effective August 1, 2015. Subsequently every year, on August 1, the cash rate will increase by 1% compounded. The weighted average cash rate is disclosed.

Cost of Sales

Our detailed cost of sales is summarized as follows:

	Three months ended		Six months ended
	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
(in $ thousands)	2018	2017	2018	2017
Peru
Mine	23,513	12,611	47,351	25,900
Concentrator	42,193	35,758	74,644	68,069
Changes in product inventory	(5,289)	2,534	(6,670)	(15,024)
Depreciation and amortization	51,563	46,264	105,259	77,761
G&A	12,494	11,964	29,950	25,423
Freight, royalties and other charges	12,714	12,600	27,097	22,554
Total Peru cost of sales	137,188	121,731	277,631	204,683

Manitoba
Mines	42,007	35,965	86,750	69,880
Concentrators	13,080	11,440	26,167	24,578
Zinc plant	17,928	15,590	36,762	32,196
Purchased ore and concentrate (before inventory changes)	9,747	5,867	17,275	9,268
Changes in product inventory	3,712	1,039	(5,732)	1,298
Depreciation and amortization	31,989	31,385	58,901	62,552
G&A	11,671	11,907	25,144	25,303
Freight, royalties and other charges	11,505	13,123	21,814	23,410
Total Manitoba cost of sales	141,639	126,316	267,081	248,485

Cost of sales	278,827	248,047	544,712	453,168

Total cost of sales for the second quarter of 2018 was $278.8 million, reflecting an increase of $30.7 million from the second quarter of 2017. Cost of sales related to Peru was $15.5 million higher compared to the second quarter of 2017 as a result of higher consumable costs, concentrator maintenance, reduced capitalized stripping and depreciation costs. In Manitoba, cost of sales increased by $15.3 million compared to the second quarter of 2017 as a result of higher mining and zinc plant maintenance costs.

Cost of sales year-to-date in 2018 was $544.7 million, an increase of $91.5 million compared to 2017. The increase is mostly attributable to Peru, which had higher year-to-date costs of $277.6 million, due to significant increases in depreciation related to higher sales and higher mining costs outlined in the Constancia Operations Review section.

For details on unit operating costs refer to the tables in the “Operations Review” section beginning on page 7 of this MD&A.

For the second quarter of 2018, other significant variances in expenses from operations, compared to the same period in 2017, include the following:

–	Exploration expenses were $7.5 million in the second quarter of 2018, an increase of $5.7 million compared to the same period in 2017, reflecting our increased funding for brownfield and grassroots exploration in 2018.

–

Finance expenses decreased by $5.6 million compared to the same period in 2017. The reduction in costs reflects the full repayment of cash borrowings on our senior secured revolving credit facilities over the course of 2017.

–

Other finance gain increased by $7.7 million compared to the same period in 2017. This increase is due to higher foreign exchange gains of $11.3 million compared to the same period last year which is a function of a strengthening US dollar benefiting certain US monetary assets in the Manitoba business unit. In addition, there was a gain of $1.7 million arising mainly from a decrease in the fair value of our various financial instruments liabilities subject to fair value accounting. Partially offsetting these gains were losses compared to the same period last year for investments in our junior mining portfolio for mark-to-market fair value adjustments of $1.4 million and reduced gains compared to the prior year on the revaluation of Hudbay warrants of $3.9 million.

For 2018 year-to-date, other significant variances in expenses from operations, compared to 2017 year-to-date, include the following:

–

Selling and administrative expenses decreased by $4.3 million compared to the same period in 2017. The decrease was primarily due to lower stock based compensation charges as a result of the revaluation of previously issued share units to lower share prices during the current quarter compared to the same period last year.

–	Exploration expenses increased by $11.1 million compared to the same period in 2017, for the same reason stated above.

–

Other operating expenses were $8.1 million in the first half of 2018, an increase of $11.5 million compared to the same period in 2017. This is primarily due to the recognition of an obligation to deliver additional precious metal credits to Wheaton as a result of our expectation that mining at the Pampacancha deposit will not begin until 2019. Additionally, in the first quarter of 2017, Hudbay recorded a recovery of $8.7 million for insurance proceeds related to the Constancia grinding line 2 failure in 2015.

–	Finance income increased by $2.3 million compared to the same period in 2017 as a result of higher interest earned in the period from higher cash balances versus the first half of 2017.

–	Finance expenses decreased by $10.1 million compared to the same period in 2017 for the reason stated above.

–

Other finance gain increased by $20.5 million compared to the same period in 2017. This increase is due to higher foreign exchange gains of $17.7 million compared to the same period last year which is a function of a strengthening US dollar benefiting certain US monetary assets in the Manitoba business unit. In addition, there were increased gains of $4.3 million and $2.9 million arising mainly from a decrease in the fair value of our various financial instruments liabilities subject to fair value accounting and our Hudbay warrants, respectively. Partially offsetting these gains was a loss compared to the same period last year for the investments in our junior mining portfolio for mark-to-market fair value adjustments of $4.4 million.

Tax Expense (Recovery)

For the three and six months ended June 30, 2018, tax expense increased by $9.3 million and $26.3 million, respectively, compared to the same periods in 2017. The following table provides further details:

	Three months ended		Six months ended
	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
(in $ thousands)	2018	2017	2018	2017
Deferred tax expense - income tax [1]	16,048	14,040	25,084	16,708
Deferred tax (recovery) expense - mining tax [1]	(188)	172	(488)	937
Total deferred tax expense	15,860	14,212	24,596	17,645
Current tax expense - income tax	1,682	(3,601)	17,661	3,429
Current tax expense - mining tax	7,582	5,187	14,525	9,391
Total current tax expense	9,264	1,586	32,186	12,820

Tax expense	25,124	15,798	56,782	30,465

[1]	Deferred tax expense (recovery) represents our draw down/increase of non-cash deferred income and mining tax assets/liabilities.

Income Tax Expense

Applying the estimated Canadian statutory income tax rate of 27.0% to our income before taxes of $122.9 million for the year-to-date period in 2018 would have resulted in a tax expense of approximately $33.2 million; however, we recorded an income tax expense of $42.8 million. The significant items causing our effective income tax rate to be different than the 27.0% estimated Canadian statutory income tax rate include:

–

Certain deductible temporary differences with respect to our foreign operations are recorded using an income tax rate other than the Canadian statutory income tax of 27.0%, resulting in an increase in deferred tax expense of $5.1 million; and

–

Increase in deferred tax expense of approximately $6.5 million from the same quarter in 2017 (decrease of $4.3 million from the first half of 2017) due to the fact that certain Canadian non-monetary assets are recognized at historical cost while the tax bases of the assets change as exchange rates fluctuate, which rise to taxable temporary differences.

Mining Tax Expense

Applying the estimated Manitoba mining tax rate of 10.0% to our income before taxes of $122.9 million for the year-to-date period in 2018 would have resulted in a tax expense of approximately $12.3 million and we recorded a mining tax expense of $14.0 million. Effective mining tax rates can vary significantly based on the composition of our earnings and the expected amount of mining taxable profits. Corporate costs and other costs not related to mining operations are not deductible in computing mining profits. A brief description of how mining taxes are calculated in our various business units is discussed below.

Manitoba

The Province of Manitoba imposes mining tax on profit related to the sale of mineral products mined in the Province of Manitoba (mining taxable profit) at the following rates:

–	10% of total mining taxable profit if mining profit is C$50 million or less;
–	15% of total mining taxable profit if mining profits are between C$55 million and C$100 million; and
–	17% of total mining taxable profit if mining profits exceed C$105 million.

We estimate that the tax rate that will be applicable when temporary differences reverse will be approximately 10.0% .

Peru

The Peruvian government imposes two parallel mining tax regimes, the Special Mining Tax and the Modified Royalty, on companies' operating mining income on a sliding scale, with progressive rates ranging from 2.0% to 8.4% and 1.0% to 12.0%, respectively. Based on financial forecasts, we have recorded a deferred tax liability as at June 30, 2018 at the tax rate we expect to apply when temporary differences reverse.

LIQUIDITY AND CAPITAL RESOURCES

Senior Secured Revolving Credit Facilities

We have two revolving credit facilities (the “Credit Facilities”) for our Canadian and Peruvian businesses, with combined total availability of $550 million and substantially similar terms and conditions. As at June 30, 2018, between our Credit Facilities we have drawn $130.4 million in letters of credit, leaving total undrawn availability of $419.6 million. As at June 30, 2018, we were in compliance with our covenants under the Credit Facilities.

As noted under “Recent Developments” above, the Credit Facilities were amended on June 15, 2018 to extend the maturity dates from July 14, 2021 to July 14, 2022 and to incorporate various amendments to the terms and conditions of the Credit Facilities to provide us with greater flexibility.

Financial Condition

Financial Condition as at June 30, 2018 compared to December 31, 2017

Cash and cash equivalents increased by $83.1 million from December 31, 2017 to $439.6 million as at June 30, 2018. This increase was a result of cash generated from operating activities of $228.4 million. These inflows were partly offset by $86.6 million of capital investments primarily at our Peru and Manitoba operations and interest payments of $37.4 million. We hold the majority of our cash and cash equivalents in low-risk, liquid investments with major Canadian and Peruvian financial institutions.

In addition to the increased cash and cash equivalents position, working capital increased by $149.5 million to $400.9 million from December 31, 2017 to June 30, 2018, primarily due to:

–	Trade and other payables decreased by $20.4 million primarily as a result of the timing of spending on mine and mill supplies and interest accruals;
–	Other financial liabilities decreased by $19.0 million mainly due to more favourable positions for our derivative and warrant liabilities;
–	Other liabilities decreased by $17.9 million primarily as a result of lower stock-based compensation and current pension liabilities; and
–	Current inventories increased by $15.7 million as zinc concentrate work in process and stockpile inventories climbed, partially offset by
–	Trade Receivables decreased by $18.1 million, mainly due to timing of sales.

Cash Flows

The following table summarizes our cash flows for the three months and three and six months ended June 30, 2018 and June 30, 2017:

	Three months ended		Six months ended
	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
(in $ thousands)	2018	2017	2018	2017
Operating cash flow before change in non-cash working capital	131,635	124,118	263,428	204,718
Change in non-cash working capital	(34,595)	7,734	(35,024)	37,527
Cash generated from operating activities	97,040	131,852	228,404	242,245
Cash (used in) generated by investing activities	(39,175)	(36,234)	(85,149)	(76,519)
Cash generated by (used in) financing activities	(11,514)	(76,594)	(60,253)	(161,197)
Effect of movement in exchange rates on cash and cash equivalents	429	1,065	75	1,279

Increase in cash and cash equivalents	46,780	20,089	83,077	5,808

Cash Flow from Operating Activities

Cash generated from operating activities was $97.0 million during the second quarter of 2018, a decrease of $34.8 million compared with the same period last year as a result of movements in non-cash working capital. Operating cash flow before change in non-cash working capital was $131.6 million during the second quarter of 2018, reflecting an increase of $7.5 million compared to the second quarter of 2017. Operating cash flow benefited from higher overall realized copper and precious metals prices compared to the second quarter of 2017, offset partially by lower sales volumes for copper, zinc and silver and higher costs.

Year-to-date cash generated from operating activities was $228.4 million in 2018, a decrease of $13.8 million compared to 2017. Operating cash flow before change in non-cash working capital was $263.4 million, an increase of $58.7 million compared to 2017. Operating cash flow benefited from higher overall realized metal prices and higher copper, gold and silver sales volumes, offset partially by higher costs.

Cash Flow from Investing and Financing Activities

During the second quarter of 2018, we used $50.7 million in investing and financing activities, primarily driven by $40.1 million of capital expenditures, $6.3 million of financing costs mainly related to our revolving credit facilities and $5.2 million of repayments for our finance leases.

Year-to-date, we used $145.4 million of cash in investing and financing activities, primarily driven by $86.6 million of capital expenditures, $37.4 million of interest paid, $10.6 million of financing costs related mainly to our revolving credit facilities and $10.2 million of repayments made for our finance leases.

Capital Expenditures

The following summarizes accrued and cash additions to capital assets for the periods indicated:

	Three months
	ended		Six months ended		Guidance
	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,	Annual
(in $ millions)	2018	2017	2018	2017	2018 [1]
Manitoba sustaining capital expenditures	23.6	10.5	43.8	23.3	85.0
Peru sustaining capital expenditures	8.5	35.9	17.8	53.4	50.0
Total sustaining capital expenditures	32.1	46.4	61.6	76.7	135.0
Arizona capitalized costs	5.0	3.1	10.4	9.3	35.0
Peru growth capitalized expenditures	0.4	0.5	1.8	0.5	-
Manitoba growth capitalized expenditures	8.4	5.7	17.0	7.4	20.0
Other capitalized costs[2]	0.1	10.3	3.3	17.0
Capitalized exploration	0.1	0.5	1.3	0.8	10.0
Capitalized interest	3.3	3.3	6.6	6.6
Total other capitalized costs	17.3	23.4	40.4	41.6
Total accrued capital additions	49.4	69.8	102.0	118.3
Reconciliation to cash capital additions:
Decommissioning and restoration obligation	0.3	(7.2)	(0.8)	(13.0)
Capitalized interest	(3.3)	(3.3)	(6.6)	(6.6)
Changes in capital accruals and other	(6.3)	(5.8)	(8.0)	(4.7)

Total cash capital additions	40.1	53.5	86.6	94.0

[1]	Sustaining capital expenditure guidance excludes capitalized interest.
[2]	Other capitalized costs include decommissioning and restoration adjustments.

Sustaining capital expenditures in Manitoba for the three and six months ended June 30, 2018 were $23.6 million and $43.8 million, respectively, an increase of $13.1 million and an increase of $20.5 million, respectively, compared to the same periods in 2017. The increase in Manitoba sustaining capital expenditures compared to the same periods last year is due to increased spending on planned plant and mine equipment and increased exploration capital spending.

Sustaining capital expenditures in Peru for the three and six months ended June 30, 2018 were $8.5 million and $17.8 million, respectively, a decrease of $27.4 million and a decrease of $35.6 million, respectively, compared to the same periods in 2017 as a result of reduced planned spending on civil works projects as well as reduced capitalized stripping expenditures.

Manitoba growth capital spending is mainly focused on completion of the Lalor paste fill plant.

Capital Commitments

As at June 30, 2018, we had outstanding capital commitments in Canada of approximately $8.1 million primarily related to committed long-lead orders for the paste plant, of which approximately $0.6 million cannot be terminated by Hudbay; approximately $90.8 million in Peru related to sustaining capital costs, all of which can be terminated by Hudbay; and approximately $157.9 million in Arizona, primarily related to the Rosemont project and expected to be paid after the commencement of Rosemont construction, of which approximately $74.7 million cannot be terminated by Hudbay.

Contractual Obligations

The following table summarizes our contractual obligations as at June 30, 2018:

		Less than	13 - 36	37 - 60	More than
Payment Schedule (in $ millions)	Total	12 months	months	months	60 months
Long-term debt obligations[1]	1,485.6	79.7	159.5	554.9	691.5
Capital lease obligations	86.0	21.6	41.2	23.2	-
Operating lease obligations	28.3	13.9	10.8	1.9	1.7
Purchase obligation - capital commitments	256.8	56.1	52.2	19.2	129.3
Purchase obligation - other commitments[2]	513.0	80.0	190.7	111.1	131.2
Pension and other employee future benefits obligations	127.1	16.4	17.4	7.1	86.2
Decommissioning and restoration obligations[3]	198.1	2.4	7.1	7.9	180.7

[1]	Long-term debt obligations include scheduled interest payments.
[2]	Primarily made up of long-term agreements with operational suppliers, obligations for power purchase, concentrate handling, fleet and port services.
[3]	Before inflation.

Liquidity

As at June 30, 2018, we had total liquidity of approximately $859.2 million, including $439.6 million in cash and cash equivalents, as well as $419.6 million in availability under our Credit Facilities. We expect that our current liquidity and future cash flows will be sufficient to meet our obligations in the coming year.

Outstanding Share Data

As of June 30, 2018, there were 261,271,188 common shares of Hudbay issued and outstanding. The outstanding warrants to acquire an aggregate of 22,391,490 common shares of Hudbay expired on July 20, 2018.

TREND ANALYSIS AND QUARTERLY REVIEW

The following table sets forth selected consolidated financial information for each of our eight most recently completed quarters:

	2018		2017				2016
			(Restated)				(Restated)
(in $ millions)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	371.3	386.7	424.4	380.2	336.0	261.8	330.6	323.3
Gross margin	92.5	120.8	145.0	119.6	88.0	56.6	91.1	79.2
Profit (loss) before tax	49.8	73.1	79.6	53.8	34.9	4.6	(31.9)	37.4
Profit (loss)	24.7	41.4	94.3	36.3	19.1	(10.0)	(52.6)	29.6
Earnings (loss) per share:
Basic and Diluted	0.09	0.16	0.36	0.15	0.08	(0.04)	(0.22)	0.13
Operating cash flow[1]	131.6	131.8	171.9	153.9	124.1	80.6	122.0	123.9

[1]	Operating cash flow before changes in non-cash working capital

Revenue and operating cash flow have been relatively consistent in the first two quarters of 2018, following strong production and sales volumes in the fourth quarter of 2017.

For information on previous trends and quarterly reviews, refer to our MD&A dated February 21, 2018.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

Net debt is shown because it is a performance measure used by the Company to assess our financial position. Cash cost, sustaining and all-in sustaining cash cost per pound of copper produced are shown because we believe they help investors and management assess the performance of our operations, including the margin generated by the operations and the Company. Cash cost and sustaining cash cost per pound of zinc produced are shown because we believe they help investors and management assess the performance of our Manitoba operations. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Net Debt

The following table presents our calculation of net debt as at June 30, 2018 and December 31, 2017:

	Jun. 30,	Dec. 31,
(in $ thousands)	2018	2017
Total long-term debt	975,816	979,575
Cash and cash equivalents	(439,576)	(356,499)

Net debt	536,240	623,076

Cash Cost, Sustaining and All-in Sustaining Cash Cost (Copper Basis)

Cash cost per pound of copper produced (“cash cost”) is a non-IFRS measure that management uses as a key performance indicator to assess the performance of our operations. Our calculation designates copper as our primary metal of production as it has been the largest component of revenues. The calculation is presented in four manners:

–

Cash cost, before by-product credits - This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only pounds of copper produced, our primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by-product metals. It is, however, significantly affected by the relative mix of copper concentrate and finished zinc production, where the sale of the zinc will occur later, and an increase in production of zinc metal will tend to result in an increase in cash cost under this measure.

–

Cash cost, net of by-product credits - In order to calculate the net cost to produce and sell copper, the net of by-product credits measure subtracts the revenues realized from the sale of the metals other than copper. The by-product revenues from zinc, gold, and silver are significant and are integral to the economics of our operations. The economics that support our decision to produce and sell copper would be different if we did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum copper price consistent with positive operating cash flow and operating margins, assuming realized by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure our operating performance versus that of our competitors. However, it is important to understand that if by-product metal prices decline alongside copper prices, the cash cost net of by-product credits would increase, requiring a higher copper price than that reported to maintain positive cash flows and operating margins.

–

Sustaining cash cost, net of by-product credits - This measure is an extension of cash cost that includes sustaining capital expenditures, capitalized exploration and net smelter returns royalties. It does not include corporate selling and administrative expenses. It provides a more fulsome measurement of the cost of sustaining production than cash cost, which is focused on operating costs only.

–

All-in sustaining cash cost, net of by-product credits - This measure is an extension of sustaining cash cost that includes corporate G&A. Due to the inclusion of corporate selling and administrative expenses, all-in sustaining cash cost is presented on a consolidated basis only.

The tables below present a detailed build-up of cash cost and sustaining cash cost, net of by-product credits, by business unit in addition to consolidated all-in sustaining cash cost, net of by-product credits, and reconciliations between cash cost, net of by-product credits, to the most comparable IFRS measures of cost of sales for the three and six months ended June 30, 2018 and 2017. Cash cost, net of by-product credits may not calculate exactly based on amounts presented in the tables below due to rounding.

Consolidated	Three months ended		Six months ended
Net pounds of copper produced
(in thousands)	Jun. 30, 2018	Jun. 30, 2017	Jun. 30, 2018	Jun. 30, 2017
Peru	59,122	65,693	128,681	125,683
Manitoba	23,825	24,348	40,702	40,927

Net pounds of copper produced	82,947	90,041	169,383	166,610

Consolidated	Three months ended						Six months ended
Cash cost per pound of	Jun. 30, 2018			Jun. 30, 2017			Jun. 30, 2018			Jun. 30, 2017
copper produced	$000s	$	/lb	$000s	$	/lb	$000s	$	/lb	$000s	$	/lb
Cash cost, before by-product credits	214,636		2.59	190,609		2.11	430,795		2.54	364,596		2.19
By-product credits	(134,932)		(1.63)	(113,724)		(1.26)	(266,009)		(1.57)	(220,525)		(1.33)

Cash cost, net of by-product credits	79,704		0.96	76,885		0.85	164,786		0.97	144,071		0.86

Consolidated	Three months ended						Six months ended
Supplementary cash cost	Jun. 30, 2018			Jun. 30, 2017			Jun. 30, 2018			Jun. 30, 2017
information	$000s	$	/lb [1]	$000s	$	/lb [1]	$000s	$	/lb [1]	$000s	$	/lb [1]

By-product credits:
Zinc	91,605		1.10	82,253		0.91	182,866		1.08	160,104		0.96
Gold	41,683		0.50	31,122		0.35	78,246		0.46	64,401		0.39
Silver	17,793		0.21	20,655		0.23	42,043		0.25	36,906		0.22
Other	1,413		0.02	5,072		0.06	6,352		0.04	6,250		0.04
Total by-product credits	152,494		1.83	139,102		1.55	309,507		1.83	267,661		1.61
Less: deferred revenue	(17,562)		(0.20)	(25,378)		(0.28)	(43,498)		(0.26)	(47,136)		(0.28)
Total by-product credits, net of pre-production credits	134,932		1.63	113,724		1.26	266,009		1.57	220,525		1.33

Reconciliation to IFRS:
Cash cost, net of by-product credits	79,704			76,885			164,786			144,071
By-product credits	152,494			139,102			309,507			267,661
Change in deferred revenues	(17,562)			(25,378)			(43,498)			(47,136)
Treatment and refining charges	(22,328)			(26,102)			(46,431)			(44,891)
Share-based payment	(86)			161			(69)			599
Inventory write-off (reversals)	(308)			(2,079)			(147)			(1,276)
Change in product inventory	(1,577)			3,573			(12,402)			(13,726)
Royalties	4,938			4,236			8,806			7,553
Depreciation and amortization[2]	83,552			77,649			164,160			140,313

Cost of sales	278,827			248,047			544,712			453,168

[1]	Per pound of copper produced.
[2]	Depreciation is based on concentrate sold.

Peru	Three months ended		Six months ended
(in thousands)	Jun. 30, 2018	Jun. 30, 2017	Jun. 30, 2018	Jun. 30, 2017
Pounds of copper produced[1]	59,122	65,693	128,681	125,683
Net pounds of copper produced[1]	59,122	65,693	128,681	125,683

[1]	Contained copper in concentrate.

Peru	Three months ended						Six months ended
Cash cost per pound of copper produced	Jun. 30, 2018			Jun. 30, 2017			Jun. 30, 2018			Jun. 30, 2017
	$000s	$	/lb	$000s	$/	lb	$000s	$	/lb	$000s		lb
Mining	23,513		0.40	12,611		0.19	47,351		0.37	25,900	$	/0.21
Milling	42,193		0.71	35,758		0.54	74,644		0.58	68,069		0.54
G&A	12,821		0.22	13,928		0.21	30,106		0.23	26,513		0.21
Onsite costs	78,527		1.33	62,297		0.95	152,101		1.18	120,482		0.96
Treatment & refining	12,751		0.22	16,370		0.25	29,002		0.23	27,621		0.22
Freight & other	10,251		0.17	10,895		0.17	23,195		0.18	19,988		0.16
Cash cost, before by-product credits	101,529		1.72	89,562		1.37	204,298		1.59	168,091		1.35
By-product credits	(4,835)		(0.08)	(8,326)		(0.13)	(16,076)		(0.13)	(8,725)		(0.07)

Cash cost, net of by-product credits	96,694		1.64	81,236		1.24	188,222		1.46	159,366		1.27

Peru	Three months ended						Six months ended
Supplementary cash cost	Jun. 30, 2018			Jun. 30, 2017			Jun. 30, 2018			Jun. 30, 2017
information	$000s	$	/lb [1]	$000s	$	/lb [1]	$000s	$	/lb [1]	$000s	$	/lb [1]

By-product credits:
Gold	4,363		0.07	3,388		0.05	9,657		0.07	4,525		0.04
Silver	11,540		0.20	15,745		0.24	29,045		0.23	25,333		0.20
Other	(38)		-	3,877		0.06	3,906		0.03	3,877		0.03
Total by-product credits	15,865		0.27	23,010		0.35	42,608		0.33	33,735		0.27
Less: deferred revenue	(11,030)		(0.19)	(14,684)		(0.22)	(26,532)		(0.21)	(25,010)		(0.20)
Total by-product credits, net of pre-production credits	4,835		0.08	8,326		0.13	16,076		0.12	8,725		0.07

Reconciliation to IFRS:
Cash cost, net of by-product credits	96,694			81,236			188,222			159,366
By-product credits	15,865			23,010			42,608			33,735
Change in deferred revenues	(11,030)			(14,684)			(26,532)			(25,010)
Treatment and refining charges	(12,751)			(16,370)			(29,002)			(27,621)
Inventory adjustments	(308)			(2,079)			(147)			(1,276)
Share-based payment	(19)			115			(9)			186
Change in product inventory	(5,289)			2,534			(6,670)			(15,024)
Royalties	2,463			1,705			3,902			2,566
Depreciation and amortization[2]	51,563			46,264			105,259			77,761

Cost of sales	137,188			121,731			277,631			204,683

[1]	Per pound of copper produced.
[2]	Depreciation is based on concentrate sold.

Manitoba	Three months ended		Six months ended
(in thousands)	Jun. 30, 2018	Jun. 30, 2017	Jun. 30, 2018	Jun. 30, 2017

Net pounds of copper produced[1]	23,825	24,348	40,702	40,927

1	Contained copper in concentrate.

Manitoba	Three months ended						Six months ended
Cash cost per pound of	Jun. 30, 2018			Jun. 30, 2017			Jun. 30, 2018			Jun. 30, 2017
copper produced	$000s	$	/lb	$000s	$	/lb	$000s	$	/lb	$000s	$	/lb

Mining	42,007		1.77	35,965		1.48	86,750		2.14	69,880		1.71
Milling	13,080		0.55	11,440		0.47	26,167		0.64	24,578		0.60
Refining (zinc)	17,928		0.75	15,590		0.64	36,762		0.90	32,196		0.79
G&A	11,738		0.49	11,861		0.49	25,204		0.62	24,890		0.61
Purchased ore and zinc concentrates	9,747		0.41	5,867		0.24	17,275		0.42	9,268		0.23
Onsite costs	94,500		3.97	80,723		3.32	192,158		4.72	160,812		3.93
Treatment & refining	9,577		0.40	9,732		0.40	17,429		0.43	17,270		0.42
Freight & other	9,030		0.38	10,592		0.44	16,910		0.42	18,423		0.45
Cash cost, before by-product credits	113,107		4.75	101,047		4.15	226,497		5.56	196,505		4.80
By-product credits	(130,097)		(5.46)	(105,398)		(4.33)	(249,933)		(6.14)	(211,800)		(5.18)

Cash cost, net of by-product credits	(16,990)		(0.71)	(4,351)		(0.18)	(23,436)		(0.58)	(15,295)		(0.37)

Manitoba	Three months ended						Six months ended
Supplementary cash cost	Jun. 30, 2018			Jun. 30, 2017			Jun. 30, 2018			Jun. 30, 2017
information	$000s	$	/lb [1]	$000s	$	/lb [1]	$000s	$	/lb [1]	$000s	$	/lb [1]

By-product credits:
Zinc	91,605		3.84	82,253		3.38	182,866		4.49	160,104		3.91
Gold	37,320		1.57	27,734		1.14	68,589		1.69	59,876		1.46
Silver	6,253		0.26	4,910		0.20	12,998		0.32	11,573		0.28
Other	1,451		0.06	1,195		0.05	2,446		0.06	2,373		0.06
Total by-product credits	136,629		5.73	116,092		4.77	266,899		6.56	233,926		5.72
Less: deferred revenue	(6,532)		(0.27)	(10,694)		(0.44)	(16,966)		(0.42)	(22,126)		(0.54)
Total by-product credits, net of pre-production credits	130,097		5.46	105,398		4.33	249,933		6.14	211,800		5.18

Reconciliation to IFRS:
Cash cost, net of by-product credits	(16,990)			(4,351)			(23,436)			(15,295)
By-product credits	136,629			116,092			266,899			233,926
Change in deferred revenues	(6,532)			(10,694)			(16,966)			(22,126)
Treatment and refining charges	(9,577)			(9,732)			(17,429)			(17,270)
Share-based payment	(67)			46			(60)			413
Change in product inventory	3,712			1,039			(5,732)			1,298
Royalties	2,475			2,531			4,904			4,987
Depreciation and amortization[2]	31,989			31,385			58,901			62,552

Cost of sales	141,639			126,316			267,081			248,485

[1]	Per pound of copper produced.
[2]	Depreciation is based on concentrate sold.

Consolidated	Three months ended						Six months ended
All-in sustaining cash cost per	Jun. 30, 2018			Jun. 30, 2017			Jun. 30, 2018			Jun. 30, 2017
pound of copper produced	$000s	$	/lb	$000s	$	/lb	$000s	$	/lb	$000s	$	/lb
Cash cost, net of by-product credits	79,704		0.96	76,885		0.85	164,786		0.98	144,071		0.86
Sustaining capital expenditures	32,119		0.39	46,831		0.52	61,545		0.36	77,185		0.46
Capitalized exploration	69		-	516		0.01	1,280		0.01	842		0.01
Royalties	4,938		0.06	4,236		0.05	8,806		0.05	7,553		0.05
Sustaining cash cost, net of by-product credits	116,830		1.41	128,468		1.43	236,417		1.40	229,651		1.38
Corporate selling and administrative expenses	6,104		0.07	5,847		0.06	11,819		0.07	16,132		0.10

All-in sustaining cash cost, net of by-product credits	122,934		1.48	134,315		1.49	248,236		1.47	245,783		1.48

Peru	Three months ended						Six months ended
Sustaining cash cost per pound	Jun. 30, 2018			Jun. 30, 2017			Jun. 30, 2018			Jun. 30, 2017
of copper produced	$000s	$	/lb	$000s	$	/lb	$000s	$	/lb	$000s	$	/lb
Cash cost, net of by-product credits	96,694		1.64	81,236		1.24	188,222		1.46	159,366		1.27
Sustaining capital expenditures	8,525		0.14	36,304		0.55	17,789		0.14	53,812		0.43
Royalties	2,463		0.04	1,705		0.03	3,902		0.03	2,566		0.02
Sustaining cash cost per pound of copper produced	107,682		1.82	119,245		1.82	209,913		1.63	215,744		1.72

Manitoba	Three months ended						Six months ended
Sustaining cash cost per pound	Jun. 30, 2018			Jun. 30, 2017			Jun. 30, 2018			Jun. 30, 2017
of copper produced	$000s	$	/lb	$000s	$	/lb	$000s	$	/lb	$000s	$	/lb

Cash cost, net of by-product credits	(16,990)		(0.71)	(4,351)		(0.18)	(23,436)		(0.58)	(15,295)		(0.37)
Sustaining capital expenditures	23,594		0.99	10,527		0.43	43,756		1.09	23,373		0.57
Capitalized exploration	69		-	516		0.02	1,280		0.03	842		0.02
Royalties	2,475		0.10	2,531		0.10	4,904		0.11	4,987		0.12
Sustaining cash cost per pound of copper produced	9,148		0.38	9,223		0.38	26,504		0.65	13,907		0.34

Zinc Cash Cost and Zinc Sustaining Cash Cost

Cash cost per pound of zinc produced (“zinc cash cost”) is a non-IFRS measure that management uses as a key performance indicator to assess the performance of our Manitoba operations. This alternative cash cost calculation designates zinc as our primary metal of production as it is becoming the largest component of revenues for our Manitoba business unit, and should therefore be less volatile over time than Manitoba cash cost per pound of copper. The calculation is presented in three manners:

–

Zinc cash cost, before by-product credits - This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only pounds of zinc produced, our primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by-product metals. It is, however, significantly affected by the relative mix of copper concentrate and finished zinc production, where the sale of the copper will occur later, and an increase in production of copper metal will tend to result in an increase in zinc cash cost under this measure.

–

Zinc cash cost, net of by-product credits - In order to calculate the net cost to produce and sell zinc, the net of by-product credits measure subtracts the revenues realized from the sale of the metals other than zinc. The by-product revenues from copper, gold, and silver are significant and are integral to the economics of our Manitoba operation. The economics that support our decision to produce and sell zinc would be different if we did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum zinc price consistent with positive operating cash flow and operating margins, assuming realized by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure our operating performance at Manitoba operation versus that of our competitors. However, it is important to understand that if by-product metal prices decline alongside zinc prices, the zinc cash cost net of by-product credits would increase, requiring a higher zinc price than that reported to maintain positive cash flows and operating margins.

–

Zinc sustaining cash cost, net of by-product credits - This measure is an extension of zinc cash cost that includes sustaining capital expenditures, capitalized exploration and net smelter returns royalties. It does not include corporate selling and administrative expenses. It provides a more fulsome measurement of the cost of sustaining production than zinc cash cost, which is focused on operating costs only.

The tables below present a detailed build-up of zinc cash cost and zinc sustaining cash cost, net of by-product credits, for the Manitoba business unit, and reconciliations between zinc cash cost, net of by-product credits, to the most comparable IFRS measures of cost of sales for the three and six months ended June 30, 2018 and 2017. Zinc cash cost, net of by-product credits, may not calculate exactly based on amounts presented in the tables below due to rounding.

Manitoba	Three months ended		Year ended
(in thousands)	Jun. 30, 2018	Jun. 30, 2017	Jun. 30, 2018	Jun. 30, 2017

Pounds of zinc produced[1]	73,127	76,932	136,581	144,328
Net pounds of zinc produced[1]	73,127	76,932	136,581	144,328

[1]	Contained zinc in concentrate.

Manitoba	Three months ended						Year ended
Cash cost per pound of	Jun. 30, 2018			Jun. 30, 2017			Jun. 30, 2018			Jun. 30, 2017
zinc produced	$000s	$	/lb	$000s	$	/lb	$000s	$	/lb	$000s	$	/lb

Cash cost, before by-product credits[1]	113,107		1.55	101,047		1.31	226,497		1.66	196,505		1.36
By-product credits	(105,256)		(1.44)	(84,914)		(1.10)	(177,087)		(1.30)	(160,879)		(1.11)
Zinc cash cost, net of by-product credits	7,851		0.11	16,133		0.21	49,410		0.36	35,626		0.25

[1]	For additional detail on cash cost, before by-product credits please see page 33 of this MD&A.

Manitoba	Three months ended						Six months ended
Supplementary cash cost	Jun. 30, 2018			Jun. 30, 2017			Jun. 30, 2018			Jun. 30, 2017
information	$000s	$	/lb [1]	$000s	$	/lb [1]	$000s	$	/lb [1]	$000s	$	/lb [1]

By-product credits:
Copper	66,764		0.91	61,769		0.80	110,020		0.81	109,183		0.76
Gold	37,320		0.51	27,734		0.36	68,589		0.50	59,876		0.41
Silver	6,253		0.09	4,910		0.06	12,998		0.10	11,573		0.08
Other	1,451		0.02	1,195		0.02	2,446		0.02	2,373		0.02
Total by-product credits	111,788		1.53	95,608		1.24	194,053		1.42	183,005		1.27
Less: deferred revenue	(6,532)		(0.09)	(10,694)		(0.14)	(16,966)		(0.12)	(22,126)		(0.15)
Total by-product credits, net of pre-production credits	105,256		1.44	84,914		1.10	177,087		1.30	160,879		1.11

Reconciliation to IFRS:
Cash cost, net of by-product credits	7,851			16,133			49,410			35,626
By-product credits	111,788			95,608			194,053			183,005
Change in deferred revenues	(6,532)			(10,694)			(16,966)			(22,126)
Treatment and refining charges	(9,577)			(9,732)			(17,429)			(17,270)
Share-based payment	(67)			46			(60)			413
Change in product inventory	3,712			1,039			(5,732)			1,298
Royalties	2,475			2,531			4,904			4,987
Depreciation and amortization[2]	31,989			31,385			58,901			62,552
Cost of sales	141,639			126,316			267,081			248,485

[1]	Per pound of zinc produced.
[2]	Depreciation is based on concentrate sold.

Manitoba	Three months ended						Six months ended
Sustaining cash cost per pound	Jun. 30, 2018			Jun. 30, 2017			Jun. 30, 2018			Jun. 30, 2017
of zinc produced	$000s	$	/lb	$000s	$	/lb	$000s	$	/lb	$000s	$	/lb

Zinc cash cost, net of by-product
credits	7,851		0.11	16,133		0.21	49,410		0.36	35,626		0.25
Sustaining capital expenditures	23,594		0.32	10,527		0.14	43,756		0.32	23,373		0.16
Capitalized exploration	69		-	516		0.01	1,280		0.01	842		0.01
Royalties	2,475		0.03	2,531		0.03	4,904		0.04	4,987		0.03
Sustaining cash cost per pound of zinc produced	33,989		0.46	29,707		0.39	99,350		0.73	64,828		0.45

ACCOUNTING CHANGES AND CRITICAL ESTIMATES

New standards and interpretations not yet adopted

As of January 1, 2018, we have adopted IFRS 9, Financial Instruments (“IFRS 9”) and IFRS 15, Revenue from Contracts with Customers (“IFRS 15”).

For information on new standards and interpretations not yet adopted, refer to note 4 of our June 30, 2018 condensed consolidated interim financial statements.

Estimates and judgements

For information on significant areas requiring us to make estimates and judgements, refer to note 2 of our June 30, 2018 condensed consolidated interim financial statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”). ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

We did not make any changes to ICFR during the three months ended June 30, 2018 that materially affected or are reasonably likely to materially affect our ICFR.

NOTES TO READER

Forward-Looking Information

This MD&A contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this MD&A, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” “occur” or “be achieved” or “will be taken” (and variations of these or similar expressions). All of the forward-looking information in this MD&A is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, production, cost and capital and exploration expenditure guidance, anticipated production at our mines and processing facilities, the expected benefits of implementing the metallurgical recovery initiatives at the Constancia processing plant, the anticipated timing for completing the repairs to the Lalor exhaust fan, the anticipated timing, cost and benefits of developing the Rosemont project and Pampacancha deposit, the anticipated impact of any delays to the start of mining the Pampacancha deposit, the anticipated results of litigation challenging the Rosemont permitting process, anticipated exploration plans, including the planned exploration and development strategy for the Lalor gold zones, the exploration potential at Lalor, including the possibility of converting inferred mineral resources to higher confidence categories and establishing additional mineral resources through testing the continuity of the mineralized zones, the anticipated continued success of utilizing a selective mining method to mine the high grade gold zones, anticipated mine plans, anticipated metals prices and the anticipated sensitivity of our financial performance to metals prices, events that may affect our operations and development projects, the permitting, development and financing of the Rosemont project, the potential to optimize the scale of production at Lalor and to efficiently process the excess base metals ore and initial gold zone ore production at the Flin Flon mill, anticipated cash flows from operations and related liquidity requirements, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that we identified and were applied by us in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

–	the success of mining, processing, exploration and development activities;
–	the scheduled maintenance and availability of our processing facilities;
–	the accuracy of geological, mining and metallurgical estimates;
–	anticipated metals prices and the costs of production;
–	the supply and demand for metals we produce;
–	the supply and availability of all forms of energy and fuels at reasonable prices;
–	no significant unanticipated operational or technical difficulties;
–	the execution of our business and growth strategies, including the success of our strategic investments and initiatives;
–	the availability of additional financing, if needed;
–	the ability to complete project targets on time and on budget and other events that may affect our ability to develop our projects;
–	the timing and receipt of various regulatory, governmental and joint venture partner approvals;
–	the availability of personnel for our exploration, development and operational projects and ongoing employee relations;
–	the ability to secure required land rights to develop the Pampacancha deposit;
–

maintaining good relations with the communities in which we operate, including the communities surrounding our Constancia mine and Rosemont project and First Nations communities surrounding our Lalor and Reed mines;

–	no significant unanticipated challenges with stakeholders at our various projects;
–	no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;
–	no contests over title to our properties, including as a result of rights or claimed rights of aboriginal peoples;
–	the timing and possible outcome of pending litigation and no significant unanticipated litigation;
–	certain tax matters, including, but not limited to current tax laws and regulations and the refund of certain value added taxes from the Canadian and Peruvian governments; and
–	no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of our projects (including risks associated with the permitting, development and economics of the Rosemont project and related legal challenges), risks related to the exploration and development program at Lalor, including the inability to convert inferred mineral resources to higher confidence categories and to identify additional mineral resources, and risks associated with the selective mining of the high grade gold zones, risks related to the maturing nature of our 777 mine and the pending closure of our Reed mine and their impact on the related Flin Flon metallurgical complex, dependence on key personnel and employee and union relations, risks related to the schedule for mining the Pampacancha deposit (including the timing and cost of acquiring the required surface rights and the impact of any schedule delays), risks related to political or social unrest or change, risks in respect of aboriginal and community relations, rights and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of our reserves, volatile financial markets that may affect our ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, our ability to comply with our pension and other post-retirement obligations, our ability to abide by the covenants in our debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading “Risk Factors” in our most recent Annual Information Form.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. We do not assume any obligation to update or revise any forward-looking information after the date of this MD&A or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to US issuers.

Qualified Person

The technical and scientific information in this MD&A related to the Constancia mine and Rosemont project has been approved by Cashel Meagher, P. Geo, our Senior Vice President and Chief Operating Officer. The technical and scientific information related to our Manitoba sites and projects (including the Lalor gold zone) contained in this MD&A has been approved by Robert Carter, P. Eng, our General Manager Mining Operations, Manitoba Business Unit. Messrs. Meagher and Carter are qualified persons pursuant to NI 43-101. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the Technical Reports for our material properties as filed by us on SEDAR at www.sedar.com.